Via EDGAR and Federal Express
June 11, 2010
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-6248

Re:	ECA Marcellus Trust I Registration Statement on Form S-1 Filed April 1, 2010 File No. 333-165833 Amendment No. 1 Filed May 7, 2010
Ladies and Gentlemen:
     Set forth below are the responses of ECA Marcellus Trust I, a Delaware statutory trust (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letters dated June 3, 2010 (the “June 3rd Letter”) and June 9, 2010 (the “June 9th Letter”), each with respect to the Company’s Form S-1 initially filed with the Commission on April 1, 2010, File No. 333-165833, as amended by Amendment No. 1 to the Company’s Form S-1 filed on May 7, 2010 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the initial filing of the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Responses numbered 1-8 relate to the June 3rd Letter and the responses numbered 9-26 relate to the June 9th Letter. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.
     With respect to comment #17, we are simultaneously sending the Staff a supplemental response containing information and materials responsive to these comments.
Summary
ECA Marcellus Trust, I
1. We note your response to prior comment eleven and reissue this comment in part. Please include the information provided at page 79 of the prospectus in the summary.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and have included the disclosure provided at page 79 in the Summary. Please see page 2.
Structure of the trust, page 8
2. We note your response to comment 16 and footnote 1, which indicates that the private investors will own 6.1% of the common units. The cover page and your disclosure on page 122 indicate that the private investors will own 6.1% of the trust units. Please advise. In the chart, please also clarify whether the percentages (25%, 25%, 50%) represent percentage ownership of the trust, or percentage ownership of the common units.
     Response:
     We acknowledge the Staff’s comment and have revised the chart and the corresponding footnote to show that the Private Investors will own 6.3% of the trust units. We have also specified that the percentages represent percentage ownership of the trust units. Please see page 9.
Use of Proceeds, page 40
3. We note your response to our prior comment 19. We further note your statement that the note held by ECA is non-recourse to the trust. Please explain the meaning of the term non-recourse in this context, e.g., how it affects whether the trust will owe any additional amounts to ECA’s subsidiary if you receive a lower initial public offering price for the units. In addition, clarify if the trust will owe any additional amounts to ECA’s subsidiary in the event of a lower offering price, which must be paid by another means.
     Response:
     We acknowledge the Staff’s comment and have further revised our disclosure to clarify that the trust has no obligations under the demand note as the trust is not a party to such note. The note is payable by ECA’s subsidiary to ECA. Please see page 42.
4. We note your response to prior comment 20 and reissue this comment. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses by ECA. Instead, provide the necessary detail for each intended use, and present the information in tabular form to facilitate clarity. Refer generally to Item 504 of Regulation S-K. Disclose the specific amounts ECA will use to purchase units from the private investors, to reduce borrowings under its revolving credit facility, and for general corporate purposes.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and have updated the disclosure found in “Use of Proceeds,” including providing a table to show the dollar amounts dedicated to the various uses. Please read page 42.
Target distributions and subordination and incentive thresholds, page 56
5. We note your response to prior comment 15. Please include the information provided as Exhibit A to your response letter in this section of the filing.
     Response:
     We acknowledge the Staff’s comment and have included the hypothetical example of the distributions that would be received by ECA if the distribution amounts exceed the Incentive Thresholds. Please read pages 7 and 62 through 64.
Financial Statements — General
6. We understand that you will be updating your financial statements to comply with Rule 3-12 of Regulation S-X.
     Response:
     We acknowledge the Staff’s comment and have updated our financial statements to comply with Rule 3-12 of S-X.
Unaudited Pro Forma Financial Information — ECA Marcellus Trust I, page F-12
Note 5 — Supplemental Information on Gas Producing Properties, page F-18
7. Please expand your tables showing pro forma gas reserves and standardized measures of discounted future net cash flows, as presented on pages F-18 to F-20, to include and reconcile to the corresponding amounts shown on pages F-5 to F-7, for the Underlying Properties, with an explanation of the adjustments.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and have expanded our tables showing pro forma gas reserves and standardized measures of discounted future cash flows as presented on pages F-18 through F-20 to include and reconcile to the corresponding amounts shown on pages F-5 through F-7. Please read pages F-20 through F-22.
Summary Reserve Reports, Annex A
8. We note your response to prior comment 38, regarding language limiting use of the Ryder Scott report. Please be advised that we are continuing to consider the correspondence received from Ryder Scott and may have further comment.
     Response:
     We acknowledge the Staff’s comment regarding the Ryder Scott letters and note that the Ryder Scott letters contain revised language under “Terms of Usage.” Please read pages A-7 and A-14.
Engineering Comments
General
9. The page numbers herein refer to the black line copy of the document.
     Response:
     We acknowledge the Staff’s comment and appreciate that all references to page numbers are to the black line copy of the document.
Summary, page 1
ECA Marcellus Trust I, page 1
10. We note your statement, “ECA Marcellus Trust I is a Delaware statutory trust formed in March 2010 by Energy Corporation of America to own royalty interests in 14 producing horizontal natural gas wells producing from the Marcellus Shale formation ...” As of March 31, 2010, your third party reserve report classified only 8 wells as having proved developed producing reserves. Please amend your document to clarify that 6 of these “Producing Wells” were not producing as of March 31, 2010, but will be considered as such.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and have amended the document to state that there are eight producing wells and six additional wells that are undergoing completion operations included in the definition of “Producing Wells.” Please read page 1.
11. You state “The royalty interest in the Producing Wells (the “PDP Royalty Interest”) entitles the trust to receive 90% of the proceeds (after deducting post-production costs and any applicable taxes) from the sale of production of natural gas attributable to ECA’s interest in the Producing Wells.” Please amend your document to clarify, if true, that “proceeds” means the sales revenue attributable to ECA’s net revenue interests in the underlying properties before any production or development costs.
     Response:
     We acknowledge the Staff’s comment and have amended the document to clarify that “proceeds” means the sales revenue attributable to ECA’s net revenue interests in the underlying properties before any production or development costs. Please read page 1.
ECA Marcellus Trust I, page 2
12. We note your statement, “...ECA and its affiliates will retain an approximate 66% average economic interest in the Underlying Properties.” Please amend your document to explain the revenue interest and working interest associated with this economic interest.
     Response:
     We acknowledge the Staff’s comment and have amended the document to explain that by virtue of ECA’s retained interest in the Producing Wells and the PUD Wells and its ownership of 43.7% of the trust units, it will have a significant economic interest in the Underlying Properties. Please read page 2.
Risk Factors, page 17
Actual reserves and future production may be less than current estimates, which could reduce cash distributions by the trust and the value of the trust units, page 19.
13. Please expand your reference to “historical production from the area compared with production rates from other producing areas” to explain that Pennsylvania oil and gas production data is kept confidential for five years and that the first Marcellus production in the state was in 2005.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and included disclosure in the cited risk factor to explain that Pennsylvania oil and gas production data is kept confidential for five years and that the first Marcellus production in the state was in 2005. Please read page 21.
The natural gas reserves estimated to be attributable to the Underlying Properties of the trust are depleting assets and production from those reserves will diminish over time. Furthermore, the trust is precluded from acquiring other oil and gas properties or royalty interests to replace the depleting assets and production, page 23.
14. You state, “As a PUD Well is drilled and placed on production, its reserves are expected to decline approximately 37.5% during the first year of production...” Examination of your third party engineering report indicates that the producing rate will decline as described, not the PUD Well’s reserves. Please amend your document to reflect this production performance.
     Response:
     We acknowledge the Staff’s comment and have amended the document to reflect that production rates, rather than reserves, will decline approximately 37.3% during the first year of production. Please read page 25.
The Trust, page 53
Significant Assumptions Used to Prepare the Target Distributions, Page 60
15. We note your statement, “The hypothetical natural gas prices utilized for purposes of preparing the target distributions are based on estimated market prices for natural gas based on NYMEX forward pricing as of March 11, 2010 for the thirty-six month period ending March 31, 2013, and increased thereafter by a 2.5% annual escalator (as adjusted for a basis differential of $0.15 per MMBtu), capped at $9.00 per MMBtu starting in 2025.” Please amend your document to present a 36 month schedule of these prices.
     Response:
     We acknowledge the Staff’s comment and have amended the document to include a table setting forth NYMEX pricing for April, May and June of 2010 and NYMEX forward pricing as of June 4, 2010 for the 33 month period ending March 31, 2013. Please read page 65.

Securities and Exchange Commission
June 11, 2010

The Underlying Properties, page 65
16. The statement, “Currently, the Underlying Properties include approximately 8,480 gross (9,300 net) undeveloped acres” appears inconsistent, since the gross figure is larger than the net. Please amend your document as is necessary.
     Response:
     We acknowledge the Staff’s comment and have amended the document to state that the Underlying Properties include approximately 9,300 acres. Please read the cover page and pages 1, 70, F-4, F-9, F-12 and F-17.
Discussion and Analysis of Historical Results from the Producing Wells, page 67
17. You present the four producing wells’ cumulative production at year-end 2009 as 841 MMCFG. The engineering exhibits for these wells present their total cumulative production at March 31, 2010 as 1,660 MMCFG. This requires an average production for each well in the first quarter of 2010 of 2.2 MMCFD, a figure that is inconsistent with the production plots you have furnished. Please explain this inconsistency to us and amend your document as is appropriate.
     Response:
     We acknowledge the Staff’s comment and have amended the document to correct the inconsistency. The 841 MMcfg in the Registration Statement represents the natural gas sales volume (net of all burdens and any third party interests) received from the Underlying Properties during the time period ending December 31, 2009. We have updated the disclosure to note that this volume is net of any royalty burdens and third party interests on the included wells. The 1,975 MMcfg (slightly revised in the summary reserve report attached as Annex A to the Registration Statement) represents the gross volume these four wells, as well as an additional three wells that began production after January 1, 2010, produced through March 31, 2010, before taking into account any landowner royalties and third party interests. Please read page 71.
     Additionally, we will provide the information we used as the basis for this calculation in a supplemental response which we are sending under separate cover.
The Reserve Report, page 69
Technologies, page 69
18. We note your statement, “Also, a 3-D seismic survey was shot and interpreted across substantially all of the AMI and has been used to confirm the consistency of important reservoir properties throughout the AMI.”

Securities and Exchange Commission
June 11, 2010

•	Please explain to us the “important reservoir properties” referenced here. Address the role of seismic analysis, including bright spot interpretation, in your determination of reservoir productivity.

•	It appears that you have mapped 12 PUD locations as immediately adjacent to producing wells. Explain how you determined there is reasonable certainty that the other 40 PUD locations will access reservoir volume that is continuous with the producing reservoir.
     Response:
     We acknowledge the Staff’s comment and have amended the document to include an explanation of the role of seismic analysis and our determination that there is reasonable certainty that the other 40 PUD locations will access reservoir volume consistent with the producing reservoir. Please read page 75.
19. We note the map you furnished us presents two PUD locations (nos. 4 and 5) as on unleased acreage. Please explain to us the details and implications of this situation and amend your document if it is appropriate.
     Response:
     We acknowledge the Staff’s comment and have amended the document to explain the details and implications of drilling PUD Wells on units that encompass land controlled by third party operators. The drill sites identified as numbers 4 and 5 are located on ECA acreage and a portion of the horizontal lateral may extend upon acreage owned by a third party operator. ECA and the third party operator have entered into a joint venture arrangement pursuant to which these wells will be jointly drilled and operated. ECA presently has an existing business arrangement with this third party operator pursuant to which it currently conducts joint operations. Please read page 77.
Internal Controls, page 70
20. We note your statement, “Ryder Scott, the independent petroleum engineering consultant, estimated, in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC, all of the proved reserve information in this registration statement.” While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering and evaluation principles.” With a view toward disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles. We may have further comment.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and have amended the document to include a description of the principles and techniques used by Ryder Scott. To avoid any implication that there are “generally accepted engineering and evaluation principles” that are analogous to “generally accepted accounting principles” and in light of the Staff’s comment, we have replaced this phrase with “appropriate engineering, geologic, and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry” in the Registration Statement. Please read pages 75-76.
21. Please amend your document to disclose the nature of and years of experience in oil and gas reserve estimation for the primary technical person overseeing your reserve reporting process.
     Response:
     We acknowledge the Staff’s comment and have amended the document to state that the primary technical person responsible for overseeing the reserve reporting process has six years of experience in oil and gas reserve estimation. Please read page 76.
Description of the Royalty Interests, page 79
22. We note your statement, “To the extent ECA’s working interest in a PUD Well is less than 100%, the trust’s share of proceeds would be proportionately reduced. Pursuant to the Administrative and Drilling Services Agreement, however, ECA will only satisfy its drilling obligation when it has drilled 52 equivalent wells. Therefore, any reduction in production proceeds attributable to a PUD Well caused by ECA having less than a 100% working interest in the well will be offset by the requirement to drill additional wells.” Your third party engineering report presents 52 PUD wells with ECA working interest of 100%. Please amend your document to explain the reasons for and significant consequences from adjustment — should it be necessary — to your current PUD location inventory.
     Response:
     We acknowledge the Staff’s comment and have amended the document to explain the reasons for, and significant consequences that would result from any necessary adjustment to our current PUD location inventory. Please read pages 85 and 86.
Glossary of Certain Oil and Natural Gas Terms and Terms Related to the Trust, page 126
Proved Oil and Gas Reserves, page 127
23. Your proved oil and gas reserves definitions have been superseded by the SEC’s adoption of new oil and gas rules, effective year-end 2009. Please amend your document to present the current definitions.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and have amended the document to reflect the modified definitions included in the SEC’s adoption of new oil and gas rules. Please read pages 134 through 136.
Notes to the Statement of Historical Revenues and Direct Operating Expenses, page F-4
Gas Reserves, page F-5
24. We note the disclosure of large changes in proved reserves due to “Extensions and discoveries” here and page F-l 8. Please amend your document to explain the details of these changes as prescribed by FASB ASC 932 paragraph 932-235-50-5. Apply this comment also to “Revisions of previous estimates” for 2009 on page ECA-51.
     Response:
     We acknowledge the Staff’s comment and have amended the document to explain the details of the changes as prescribed by FASB ASC 932 paragraph 932-235-50-5. Please read pages F-5, F-20 and ECA-52.
Business of Energy Corporation of America, page ECA-2
Oil and Gas Reserves, page ECA-4
25. We note your statement, “The Company’s estimates of proved reserve quantities of its properties have been subject to review by Ryder Scott Company, independent petroleum engineers.” Please amend your document to explain the actions by Ryder Scott that comprised this “review.”
     Response:
     We acknowledge the Staff’s comment and have amended the document to explain the actions undertaken by Ryder Scott. Please read page ECA-4.
Production, page ECA-6
26. Please amend your document to disclose your average unit production costs as prescribed by Item 1204 of Regulation S-K.

Securities and Exchange Commission
June 11, 2010

     Response:
     We acknowledge the Staff’s comment and have amended the document to disclose our average unit production costs as prescribed by Item 1204 of Regulation S-K. Please read page ECA-6.
     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to David P. Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ Donald C. Supcoe
Donald C. Supcoe
Senior Vice President, Secretary and General Counsel

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P. Joshua Davidson, Baker Botts L.L.P.